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November 10, 2025

Inside the First Litecoin and Hedera ETFs

Canary Capital's Steven McClurg breaks down the first ETFs tied to Litecoin and Hedera.



By Sumit Roy | Nov 06, 2025 | Edited by: etf.com Staff

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In This Article: LTCC ▲ 5.87% | HBR ▲ 8.58%


Sumit Roy

Canary Capital founder and CEO Steven McClurg joins Sumit Roy to discuss the first-ever ETFs tied to Litecoin (LTCC) and Hedera (HBR). McClurg explains how the funds work, why Hedera's technology stands apart from traditional blockchains, and what might drive investor demand for smaller crypto assets beyond Bitcoin and Ethereum.

Free Writing Prospectus
Filed Pursuant to Rule 433
Registration No. 333-283135
November 10, 2025

Inside the First Litecoin and Hedera ETFs

Canary Capital's Steven McClurg breaks down the first ETFs tied to Litecoin and Hedera.



By Sumit Roy | Nov 06, 2025 | Edited by: etf.com Staff

+ Follow | Share

In This Article | LTCC ▲ 5.37% | HBR ▲ 6.58%


Steven

Canary Capital founder and CEO Steven McClurg joins Sumit Roy to discuss the first-ever ETFs tied to Litecoin (LTCC) and Hedera (HBR). McClurg explains how the funds work, why Hedera's technology stands apart from traditional blockchains, and what might drive investor demand for smaller crypto assets beyond Bitcoin and Ethereum.

https://www.etf.com/sections/features/inside-first-litecoin-and-hedera-etfs

Transcript:
Hey, everyone, to meet Roy with etf.com here. And today I'm joined by Stephen McClure, who's the founder and CEO of Canary Capital. Steven,
so nice to have you here. So nice to be here. Thanks for having me. Big news last week, Stephen. You launched these two very interesting crypto ETFs tied to coins that not everyone really is aware of or understands how they work.
At least that's the case for me. Hidera, that's the first time I heard of that one. And you also launched a light coin ETF. I want to go through both of them.
Why don't we start with light coin? I've been hearing about this one for years, but this is the first time we've had a light coin ETF in the US. Isn't that right?
That's correct. Yeah. Yeah, so Lightcoin was really created to be the silver to Bitcoin gold. It was created by a early developer in the blockchain space, Charlie Lee. He was actually the first engineer that was hired at Coinbase.
I believe he was employee number three. But prior to that, he had built Lightcoin, which was designed to have the exact same code as Bitcoin,
except he was frustrated that Bitcoin took a full 10 minutes between every

Free Writing Prospectus
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transaction and the cost of transactor slightly high, which is great for security and it's great for large purchases and large movements of money, but he was more concerned about, you know, the common person, and moving money that's, say, under $1 ,000. So, like coin was designed to be 25 % of the time, 25 % of the transaction fee. You do lose some security features in that, but it was really meant to be an efficient, faster way to move smaller amounts when you're not dealing with the larger amounts like coin, which is why it's always been tagged as either digital silver and Charlie has been tagged as Satoshi Light for Lightcoin. But it's a really interesting technology, particularly in emerging market countries. You don't see a lot of it in the U .S., but you do see a lot of it outside of the U .S. as far as transactions go. So we really believe in the continued use.

where there might be, you know, authoritarian governments. So we really believe in some of those new implementations in light coin recently. You mentioned that analogy of it being digital silver, Stephen. Bitcoin, obviously, one of the big selling points is that 21 million coin cap. Does Lightcoin have anything like that? It does. It actually has a limit of 84 million. So if you think about light coin being, you know, process, you know, the time between blocks for Bitcoin is 10 minutes versus light coin two and a half minutes.

It is exactly four times the amount of supply of Bitcoin. Very interesting.

And the other ETF we launched last week was tied to Hedera. This one I had never heard of, but I did a little bit of reading. And it's interesting, this is actually a crypto network that doesn't rely on blockchain, which is a little bit different than most other crypto networks, which do use that technology. Can you tell us a little bit about this one? Yeah, and just kind of trying to break it down in simple terms, because it is a very complicated technology. It operates more like a mesh network where data is stored across various nodes, and you can pull data from the nodes very quickly, whereas as blockchain is really designed to be extremely secure, but the security makes it slow. So,

you know, the Hedera's technology is really meant to retrieve data very quickly, which is why it's used by a lot of enterprise clients. So it's got a very deep bench of enterprise users and

look at various crypto technologies is that one is money,

which is Bitcoin and Litecoin. That's really easy to understand. Another grouping is protocols, right? So protocols allow you to put various applications on top of them and they run applications that could be money, could be outside of money. So Ethereum, which is the second ETF that was launched in the U .S. is really a protocol design for things like anything from like storage of data to gaming to any other types of applications that's put on top of it much more of consumer use.

And then you have HBarr, Hedera, which is really designed for enterprise use so that, you know, let's say that Intel might want to store data across the network and be able to retrieve it quickly. That's very similar to enterprise software, but it would be the back end of a lot of that enterprise software. And then you look at something like an XRP or the XRP ledger, which is really designed for financial transactions for other financial devices.

So that one's a lot more financial driven, Hedera's a lot more enterprise driven, and then Bitcoin and Lightcoin are money. So, Stephen, we've seen a lot of demand

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for Bitcoin ETF since they launched in January 2024. Ethereum ETFs, they started off kind of slow, but this year they've really taken off. Now we're seeing other ETFs tied to other crypto assets. Solana launched recently, now Hedera and Lightcoin, as we discussed, do you think there's going to be demand for these ETFs? There's going to be people who want to include them in their portfolios alongside Bitcoin and Ethereum. What do you think the future looks like for these ETFs? Yeah. Yeah, we're already seeing a lot of demand. And taking a step back, you've got to think about, you know, Hedera and Lightcoin have smaller market caps compared to Bitcoin or Ethereum. but for their size as far as market cap goes We're really close to about 1 % of total supply just in the first three days of launch, and that was Wednesday, Thursday, Friday of last week. So we have continued demand. We're actually seeing a lot of institutional demand for this, given it's more of an institutional software play. So we expect to see a lot more demand for H -Barr, probably even more so than we thought. Lightcoin, I think it's going to take a little bit more time. We haven't seen as much demand for light coin, but we do see demand for it globally as a spot. And the thing that we really think about when it comes to light coin, again, we talked about gold versus silver, emerging market transactions versus develop market transactions. But we do believe that in the U .S. that people are going to start seeing that it is a less expensive, faster network.

the past month or so as the SEC has given new guidelines on what people could launch. Do you think we're going to see things tied to Dogecoin and, you know, all these other crypto assets? And do you envision participating in that launching many more ETS tied to many other crypto assets? Absolutely. So we've actually filed about a dozen 1933 act ETFs over the last year, Two have already launched, and we do expect to launch two more this month, hopefully, and potentially even one more by the end of the year. I believe 2026 is probably going to be a great time for a lot of these tokens. As far as things like, you know, we don't have an ETF for everything that's out there either that qualify under the generic listing standards. So we did not file for a Doge ETF, you know, or some of the other ones. But we're really focused on category killers, which is why, for instance, we focused on, you know, like coin as a probably second runner to Bitcoin, as far as money goes, HBarr for Enterprise, XRP for financial rails. and then, of course, Solana Suey Injective for more broad -based retail protocols. Well, very exciting times in the crypto space, Stephen. I want to thank you for taking the time and explaining your crypto ETFS to us today. Thank you so much for having me.